FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.Name and Address of Reporting Person*
Gruber,  Jon D., 50 Osgood Place, San Francisco, CA 94133
2.Issuer Name and Ticker or Trading Symbol
Integramed America (INMD)
3.I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4.Statement for Month/Year 04/02
5.If Amendment, Date of Original (Month/Year)
6.Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director__X_10% Owner ___Officer(give title below)___Other(specify below) 7.Individual or Joint/Group Reporting (check applicable line)
__X_Form Filed by One Reporting Person
___Form Filed by More than One Reporting Person
Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially
      Owned

1. Title of Security(Instr. 3)
2. Trans-action Date (Month/ Day/ Year)
3. Trans-action Code(Instr. 8)
4. Securities Acquired (A) or Disposed of (D)  - Amount, A or D, Price
5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year
6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)
7. Nature of Indirect Beneficial Ownership (Instr. 4)

  1.        2.     3.     4.   4.   4.      5.        6.       7
Title      Date  Code  Amount A/D  Price  Owned   Ownership   Nature
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Common	2/12/2002 b	 600    A  4.325  514,900    D
Common	1/7/2002  b    3,000 	A  5.745  514,900    I      By LP and IAA*
Common	1/8/2002  b      600 	A  5.340  514,900    I      By LP and IAA*
Common	1/8/2002  b      500 	A  5.340  514,900    I      By LP and IAA*
Common	1/9/2002  b    2,500 	A  5.356  514,900    I      By LP and IAA*
Common	1/9/2002  b    3,000 	A  5.356  514,900    I      By LP and IAA*
Common	1/9/2002  b    3,000 	A  5.356  514,900    I      By LP and IAA*
Common	1/9/2002  b    4,000 	A  5.356  514,900    I      By LP and IAA*
Common	1/11/2002 b    4,200 	A  4.850  514,900    I      By LP and IAA*
Common	1/14/2002 b    3,000 	A  4.565  514,900    I      By LP and IAA*
Common	2/12/2002 b    2,000 	A  4.325  514,900    I      By LP and IAA*
Common	3/21/2002 b    2,500 	A  6.025  514,900    I      By LP and IAA*
Common	3/26/2002 b    3,000 	A  6.000  514,900    I      By LP and IAA*
Common	3/27/2002 b    1,500 	A  6.000  514,900    I      By LP and IAA*
Common	4/2/2002  b    4,000 	A  6.110  514,900    I      By LP and IAA*
Common	4/4/2002  b    4,200 	A  6.188  514,900    I      By LP and IAA*
Common	4/5/2002  b    4,800 	A  6.235  514,900    I      By LP and IAA*
Common	4/8/2002  b    2,000 	A  5.891  514,900    I      By LP and IAA*
Common	4/8/2002  b      900 	A  5.891  514,900    I      By LP and IAA*
Common	4/9/2002  b    3,100 	A  5.858  514,900    I      By LP and IAA*


*By LP and IAA= By Limited Partnerships and Investment Advisory Accounts



Table II-Derivative Securities Acquired, Disposed of, or Beneficially
      Owned    (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security   (Instr. 3)
2.Conver- sion or Exercise Price of Derivative Security
3.Trans- action Date (Month/ Day/ Year)
4.Trans- action Code (Instr. 8)
5.Number of Derivative Securities Acquired (A) or Disposed of (D)
6.Date Exercisable and Expiration Date (Month/Day/Year)
7.Title and Amount of Underlying Securities (Instr. 3 and 4)
8.Price of Derivative Security  (Instr. 5)
9.Number of Derivative Securities Beneficially Owned at End of Year 10.Ownership of Derivative Security: Direct (D) or Indirect (I)
11.Nature of Indirect Beneficial Ownership

      Exercise Transaction Number    Date     Title   Number  Ownership Nature
Title  Price   Date  Code  A or D   Exercise          Owned    D/I
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Explanation of Responses:

 ____________________________________
**Signature of Reporting Person

____________________________________
Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.